-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------


                          IMCLONE SYSTEMS INCORPORATED
                           (Name of Subject Company)
                            -----------------------


                          IMCLONE SYSTEMS INCORPORATED
                       (Name of Person Filing Statement)

                            -----------------------


                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   45245W109
                     (CUSIP Number of Class of Securities)

                              John B. Landes, Esq.
                          ImClone Systems Incorporated
                    Senior Vice President & General Counsel
                               180 Varick Street
                               New York, NY 10014
                                  212-645-1405

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                With a Copy to:

                             Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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


                         ImClone Systems Conference Call
                               September 19, 2001
                              2:00 pm Eastern Time


Except for the historical information contained herein, the matters discussed in this communication may include forward-looking statements. Actual results may differ materially from those predicted in such forward-looking statements due to the risks and uncertainties inherent in the Company's business, including, without limitation, risks and uncertainties in obtaining and maintaining regulatory approval, market acceptance of and continuing demand for the Company's products, the impact of competitive products and pricing, and the Company's ability to obtain additional financing to support its operations. The Company undertakes no obligation to revise or update this communication to reflect events or circumstances after the date hereof.

IN CONNECTION WITH THE TENDER OFFER DESCRIBED HEREIN, THE COMPANY WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THE ENTIRE SOLICITATION/ RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS CAN OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE WEB SITE OF THE SECURITIES AND EXCHANGE COMMISSION (www.sec.gov). THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY ALSO BE OBTAINED BY DIRECTING SUCH REQUESTS TO ANDREA F. RABNEY, VICE PRESIDENT, CORPORATE COMMUNICATIONS, (646) 638-5058.



Conference Call Phone Number:       888-469-2078


1:50 pm ET     Call 888-469-2078 on spider phone. The operator will
               make sure they can hear all participants clearly and verify the title of the call, chairperson's name and title. The operator will stay on the line and give a countdown so the participants know how much time is left before the call begins. The operator will stay on for the duration of the call and will continuously monitor sound quality.

1:59 pm        Operator will ask participant if we are ready to begin the call.

               When we tell the operator to begin the call, the operator will ask for 10 seconds of quiet while he or she connects all callers and starts the tape.

The Operator will begin the call:

Operator: "Thank you for holding. Welcome to the ImClone Systems conference call. At this time, all participants are in a listen-only mode. There will be a question and answer session to follow. Please be advised that this call is being taped at the request of ImClone. At this time, I would like to introduce your host for today's call, Andrea Rabney, Vice President, Corporate Communications at ImClone. Please go ahead."

ANDREA RABNEY: Good afternoon and welcome to the ImClone Systems conference call to discuss our agreement with Bristol-Myers Squibb announced today. With me today are Sam Waksal, president and chief executive officer of ImClone Systems; Harlan Waksal, executive vice president; and Dan Lynch, chief financial officer.

Before I turn the call over to Dr. Waksal, I'd like to state that during this call ImClone Systems will be making "forward-looking statements," including our expectations of future industry conditions, strategic plans and forecasts of operational results. Various risks may cause our actual results to differ materially, including without limitation, risks and uncertainties in obtaining and maintaining regulatory approval; market acceptance of and continuing demand of our products; the impact of competitive products and pricing and our ability to obtain additional financing to support our operations. For a further list and description of such risks and uncertainties, see the reports filed by us with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We hope you have all had a chance to review the press release, announcing a landmark agreement between ImClone Systems and Bristol-Myers Squibb. During this call we will discuss the terms and goals of this agreement. We will then take your questions.

We will begin with comments by Dr. Samuel Waksal, president and chief executive officer of ImClone. Dr. Waksal?

DR. WAKSAL:  Thank you Andrea and good afternoon to everyone.

First let me say that we are particularly pleased to be announcing and discussing the positive news that we have today after the events of last week. ImClone Systems is a company that is headquartered in downtown New York, and as we were signing the final papers this morning, our foremost thoughts were that this transaction will help speed to patients the best new oncology drug developed in decades. We strongly believe here that the real business of America is to do good things for the future of mankind and we're pleased that we can be a part of that. We therefore believe that this deal will save lives and that that provides the most gratification to all of us here and at ImClone and at our partner, Bristol-Myers.

As you can imagine, we are tremendously enthusiastic about the announcement. We will be commercializing C225 in North America and Japan with Bristol-Myers, the pharmaceutical industry's leading oncology franchise.

As many of you know, C225 is a monoclonal antibody designed to target and block the Epidermal Growth Factor Receptor, or EGFR, which is expressed on the surface of certain cancer cells. C225 has already shown great potential in the treatment of certain cancers, including colorectal cancer, head and neck cancer, pancreatic cancer and non-small cell lung cancers. C225 has been granted Fast Track Designation by the Food and Drug Administration for the treatment of EGFR positive refractory colon cancer, and last month we announced the initiation of our rolling Biologics License Application (or BLA) with the FDA to market our drug.

Briefly, the terms of this transaction are as follows. It consists of two major components: first, a commercial agreement for the co-development and co-promotion of C225 in the United States, Canada and Japan; and second, an equity investment by Bristol-Myers Squibb Company in ImClone.

Under the terms of the commercial agreement, Bristol-Myers Squibb will pay ImClone a total of $1 billion in three near-term cash milestone payments: $200 million upon signing, $300 million upon acceptance of the complete BLA by the FDA, and $500 million upon gaining marketing approval for C225.

In addition to near-term milestone payments, Bristol-Myers will pay a distribution fee to ImClone on C225 sales in the Unites States and Canada. ImClone will receive 39% of annual sales. In Japan, ImClone and Bristol-Myers will share development costs, marketing costs and sales and split of sales of 50/50.

Bristol-Myers will be responsible for all sales marketing and distribution costs associated with C225 in North America. Bristol-Myers will be also responsible for all the costs of registration studies for C225, and Bristol-Myers and ImClone will share on a 50/50 basis the costs of all of the future Phase IV studies. On the manufacturing side, ImClone will supply the bulk product at a small mark-up. Decision-making regarding the development and commercialization of C225 will be joint.

Let me now turn to the equity component of this agreement. In addition to the agreement for the co-development and co-promotion of IMC-C225, Bristol-Myers Squibb Company will acquire 14.4 million shares of ImClone, representing 19.9 percent of our shares outstanding, through a tender offer to ImClone shareholders at a price of $70 per share. Bristol-Myers Squibb will also appoint two members to ImClone's Board of Directors upon completion of the acquisition. If fewer than 14.4 million shares are tendered, Bristol-Myers will purchase the balance from ImClone at the tender price. The purchase of this minority stake shows Bristol-Myers' long-term interest in and commitment to ImClone's potential growth both in the biologics areas and in the oncology drug development area, and aligns the strategic interests of both companies. With certain exceptions, Bristol-Myers' shares are subject to a 3-year lockup, and there is a standstill agreement in place for 5 years.

Finally, the terms of the commercial agreement provide a right of first offer in favor of Bristol-Myers with respect to our anti VEGF-receptor program and the right of first negotiation to additional therapeutic compounds in ImClone's pipeline. These rights exist only if we want to partner these drugs.

The strategic advantages of this agreement are clear. We believe that sales of C225 will grow and get into the hands of patients and their physicians far faster since it will be marketed by Bristol-Myers' large and well-trained oncology sales force, widely regarded as the world's best. The $1 billion in milestone payments we will receive will allow us to focus our resources on accelerating the development of our product pipeline, as well as our ability to pursue other research and business opportunities.

ImClone is very proud and excited to be working with Bristol-Myers, as the equity investment component of the agreement demonstrates. Bristol-Myers' minority stake in ImClone and its representation on ImClone's Board of Directors is a first step in a collaboration that both companies expect to be very fruitful.

Consequently, we believe that this alliance holds tremendous promise for ImClone and for patients suffering from a variety of cancers.

With that, I'll open up this conference call to any questions.



QUESTIONER: Number one: Will you and Harlan and the other executives and Board members be tendering or will you not be tendering?

DR. WAKSAL: Harlan and I are going to be tendering and I expect that the directors will be tendering as well for some portion of their stock.


QUESTIONER: And Bristol, on the Bristol call they said they will have a standstill agreement for five years? If they want to make an offer to the Company, are there any minimums on a future offer for the additional 80%?


DR. WAKSAL: The way we've structured this deal is that there is a five year standstill. If Bristol at any time wants to speak to us about any future purchases, they have to talk to us about purchasing all of the rest of the equity and we can either say "yes" or we can say "no."
That's open to our partnership, but for the next five years unless they ask to come speak to us they have a standstill.

QUESTIONER: OK. And about the Merck KGaA Agreement, is there any provision that if they don't pursue the project more aggressively than they have, then you can regain those rights in Europe in some way?

DR. WAKSAL: Well, right now, our partner in Europe, Merck KGaA, is pursuing C225 clinical trials very aggressively. We expect that they are right on our tail as far as the clinical trials they are completing. In fact, in the refractory head and neck area, they completed a 90-patient study even before we completed ours. We'll be getting that data together and using that data and our data for our clinical submission in that area after we complete our submission for the colorectal area. So we're moving along very aggressively in every way to make sure this product gets on the market. Our partner, Bristol Myers, is our partner now in the United States, in Canada and in Japan and we're very excited about that. It allows us to move forward even more aggressively than we have before and I don't know how much more aggressive any company can be than we have been but we'll try.

QUESTIONER: The sales force that you would hire, is that going to be transferred over to Bristol?

DR. WAKSAL: We have not yet hired a sales force and now our commercial hiring and in the future we'll be looking at that. Meanwhile, what we have the ability to work with, is the greatest sales force out there in oncology - a 240-person sales force that everyone, I think, believes is the best in the oncology world
- they're our partner and it's going to guarantee that this is a win/win for the most important new drug in the history of oncology, we believe. It's going to be on the market next year with that sales force.

QUESTIONER: The single agent study that's under way, can you give us any idea how that's going?

DR. WAKSAL: We completed that trial. It went very well. We'll be announcing that data at the next available conference that we can announce it at. But that package will be in there in the next few weeks to end the BLA submission for the FDA for the indication of refractory colorectal cancer. We feel very comfortable that with the completion of that package as a single agent study and the data that we have accumulated thus far, that we will be on the February ODAC panel meeting and we believe that we will be successful in gaining approval because of the data that we've generated thus far and as I said we will have the luxury then of launching this product with the greatest sales force in the oncology market.

QUESTIONER: Congratulations!  Thank you.

QUESTIONER: Mr. Waksal, could you clarify the royalty split or the joint profit split, I missed that. If you could just go over the commercial terms again. Thanks.

DR. WAKSAL: OK. There are two pieces - the U.S. and Canada, and Japan. In the U.S. and Canada we get a 39% fee off of net sales. So 39% of net sales comes to ImClone. And in Japan, we split costs and profits on a 50/50 basis.

QUESTIONER: Just for further clarification, how do you define net sales - is that at cost?

MR. LYNCH: Net sales really are only net of customary discounts so it is not net of cost of sales, cost of distribution.

QUESTIONER: What about manufacturing?

MR. LYNCH: I'm sorry in terms of a net sales definition?

QUESTIONER: Yes.

DR. WAKSAL: No, it's not net of any manufacturing cost. That would be in costs-of-goods which would be below net sales.

QUESTIONER: OK.  Thank you.

QUESTIONER: Maybe you can tell us whether or not you are planning to develop your own internal sales force during this time period for future products.

DR. WAKSAL: Well, we're going to be examining that. Part of this deal and the reason we believe it's such a win/win for both our partners and us is that our expertise and our abilities in product development and manufacturing and clinical development have brought this product to getting what we believe is very close to approval and we hope this product is going to be on the market in the first half of next year. With that there were certain execution risks because this company, while it has pulled in some excellent executives in the marketing and sales area, there was still an execution risk for the launch of a product of this magnitude. By utilizing the best oncology sales force in the business, we've gotten rid of that execution risk. We will examine whether or not we will hire a small and very dedicated sales force to help co-promote in this area from the point of view of future products, but right now we really don't have to worry about that. I don't think that any company can have a better sales force than Bristol's and we have the luxury of thinking very strategically now.

QUESTIONER: Just one last question. Could you walk me through the timing of the milestone payments?

DR. WAKSAL: Sure. $200 million upon signing. We signed. $300 million upon the final acceptance of the BLA by the FDA. We hope that that will come this fall. And the other $500 million upon product approval.

QUESTIONER: OK.  Thank you.

QUESTIONER: Actually I had two questions - I was wondering if you could cover the financing portion of producing C225 and after listening to the BMY conference call I heard them mention that they may have also produced some of the drug and I was wondering if you could give us some details on that and then on the other side if you could update us on any information as far as the pancreatic cancer trials and the lung cancer trials on expected completion dates and also if you may file for a BLA based on phase II data on any of those. Thank you.

DR. WAKSAL: First, on manufacturing, we're responsible for manufacturing. We're filing our BLA with material manufactured by Lonza Biologics. They have been making this material now for about a year and a half and we are storing material right now for launch and that material is what is going to be used for the launch of C225. As you all know, we also completed a commercial launch facility this June. That facility is making C225 right now. We're very pleased on the progress there, we're in our large fermentors already and we plan on getting that facility approved right after we get approval for C225 with the Lonza facility. So we will apply for approval for our commercial launch facility which is a facility that has 30,000 liters of fermentation capability and expect to have that facility approved and on line sometime after product launch and so we feel very comfortable with our manufacturing capabilities. We are going to be moving forward and probably breaking ground on yet another manufacturing facility and our partners have manufacturing capability and we're going to be talking to them about different strategic opportunities that we can both move forward on together but we feel very comfortable that we're going to be able to supply the market and it is a significant market as you know. The clinical trials have been moving along very well. As you know, our first BLA is for refractory colorectal cancer. We also have a number of other clinical trials which are in progress. We have clinical trials for refractory head and neck cancer as well as phase three studies for head and neck cancer both in combination with radiation as well as in combination with lisplatin and in those areas we plan to apply for approval right after we get approval for the refractory colorectal indication. So we have both phase III data and refractory data that we're going to be able to apply for approval for in the head and neck area immediately upon getting colorectal approval because those data will be available at the end of this year. We also had phase II data for the pancreatic study but what we're doing there is we're initiating very soon a phase III control study to get first-line approval for 225 in combination with gemcitabine in the pancreatic area. We have a number of phase II clinical trials going on in the area of non-small cell lung cancer both in refractory as well as first line therapy and there again we'll be looking as we move forward to get this drug on the market at various ways to expand the indications in all of these areas. We'll also probably be initiating shortly a set of clinical studies in ovarian cancer as well.

QUESTIONER: OK.  Thank you very much.

QUESTIONER: Hi, good afternoon. I'd like to know how are you going to count the milestone payment you will receive and you have already received. Is it going to be over the eight-year span? How are you going to define the cooperation, the standard accounting procedure. The second one would be: could you go over a little bit more detail of the European registration strategy?

DR. WAKSAL: Just briefly on the second part of the question, I'll let Dan Lynch speak to the booking of the milestone. Our partners in Europe are moving forward with us in terms of registration of C225 doing clinical trials in a couple of different areas. They're working on moving forward on the refractory colorectal indication as we have already done and have already initiated that clinical study. They have a study in refractory squamous cell cancer of the head and neck that was a 90-patient trial which we will combine with our refractory head and neck study. The data in both is virtually identical, which puts us in a great position there but their first application for approval will also be the refractory colorectal area and we believe the success will be in the refractory head and neck area for their first approval and then they'll be filing afterward for approval in colorectal cancer. As far as the milestones are concerned, I'll let Dan Lynch speak to that. Dan?

MR. LYNCH: There's a new ruling in terms of how these milestones should be accounted for and it is subject to interpretation. We've started the process of determining how they will be amortized and we haven't completed that yet. I think as we continue that dialogue with our auditors we will be at that point providing some guidance both on the revenues as well as the balance of the earnings pictures. So that's somewhat up in the air right now.

QUESTIONER: OK. Other than the fallout, can you give us some guidance of Japan approval, clinical trial time-line scenario.

DR. WAKSAL: Sure. We're looking right now at filing an IND in Japan and that time line, of course, is going to be very different than the time line in North America and Europe and we'll guide everyone as we move along there but obviously the Japanese time lines are further back than the time lines in the U.S. or Europe.

QUESTIONER: O.K. Thanks.

QUESTIONER: Yes, hello. I'm a little confused about the share counts and all. Is the current outstanding 72 million, and also what about the options - the year-end 10K speaks about 13.6 million options struck an average price of 16, about 7 1/2 million are currently exercisable and then 1.2 million more. Do you anticipate many of these options being exercised and therefore a total of less than 20% - 19.9% of the outstanding being purchased or is there some thought that the options would not be exercised? I'm a little confused just how the economics of the transaction may work.

DR. WAKSAL: I'm going to let Dan speak to these option exercises right now. But the transaction will work as a tender offer to the outstanding shares that exist right now and there will be the ability of employees to exercise options which are fully vested and to tender some of those to BMS. We believe that the numbers are going to be such that they will own 19.9% of the shares at the end of the tender offer. Dan?

MR. LYNCH: The acquisition agreement indicates that the number of shares to be tendered is 14.4 million and the 14.4 is 19.9% of the current outstanding of roughly 72.4 million and that 72.4 is reflective of all exercisable options that have been exercised to date. As Sam said, we will be extending to the employees who are optionholders of exercisable options the ability to conditionally exercise their options and those options that are tendered conditionally will be pro rated on the same basis as all existing shareholders.

QUESTIONER: So will those options go into the pool of the 72.4 million or would there be an extra pool?

MR. LYNCH: No, the pool is 14.4 - that is the total number of shares that will be tendered for.

QUESTIONER: That will be bought?

MR. LYNCH: That will be bought by Bristol at $70 and to the extent that all existing shareholders tender 100% as do all optionholders conditionally tender, then it would be less than 19.9% of the current outstanding.

QUESTIONER: What's the fully diluted number if everyone exercised and all the shareholders tendered? What's the maximum number that could be the denominator so to speak?

MR. LYNCH: It's 82/83 at aggregate but that would assume that people exercised outright as opposed to conditionally exercise their options.

QUESTIONER: If they conditionally exercise then what happens?

MR. LYNCH: Then they are tendering their option so to speak and they get pro rated on the same basis as shareholders.

QUESTIONER: But out of the 14.4 million shares.

MR. LYNCH: Right. 14.4 is the total amount that Bristol will be buying at $70 a share. Maybe we could take this off line if we want to walk through some of the mechanics but net/net, the 19.9% that they'll be purchasing translates to 14.4 million and they will not be purchasing any more than that.

QUESTIONER: Do you think a lot of option holders will exercise or conditionally tender?

MR. LYNCH: I really can't speak for people's individual financial situations.

QUESTIONER: Right. But the insiders - the management has when I think about it, 6 million of these options so it's really a handful of people. Right?

MR. LYNCH: As I said some of the current level of outstanding shares are already reflective of recent exercises and as was stated early in Sam's comments, both senior management including Sam and Harlan, as well as directors do plan on participating in this.

QUESTIONER: OK.  Thank you very much.

QUESTIONER: Congratulations, this is a phenominal deal and it's very exciting for biotech and, in particular, for cancer patients. Just a couple of questions here: can you talk a little bit about, in doing your calculations, you might be able to help us a little bit in terms of what the ultimate size of the market is for this product. Can you talk about ultimately how much of the antibody you plan to have capabilities for over the next three-four years? What are you planning for with Bristol? And in terms of your own computations, in terms of why you felt it was more valuable to go with Bristol than marketing yourself. Can you talk a little bit about what kind of numbers you were plugging into the equation, what kind of potential you thought the product had?

DR. WAKSAL: What I'm not going to do right now is give anyone guidance on the amount of product that we're going to be making. Dan will be taking people through that as we move forward. But let me answer the second part of that question because that was very important. From the point of view of both patient needs in the future as well as why we felt this deal was such an important deal for us, for patients out there, for the oncology market and for our partners, in fact. As we looked at what we could do with beginning to build a 70-person sales force in the fourth quarter of this year and beginning to prepare for the launch of this product sometime in the first half of next year, we had certain numbers as to the overall cost to set up that not insignificant infrastructure as well as the execution of all of that from a timing point of view. When we begin to factor in the ability of a sales force which is there already and which has the dramatic capabilities that the Bristol-Myers Squibb sales force has in the oncology area, it quickly became a no-brainer as we began to calculate what was going on and it's why, by the way, this is such a win/win situation. We don't have to expend the monies to build a 70-person sales force, a 60-person sales force or a 100-person sales force. BMS doesn't have to expend that money either. That sales force exists and those fixed costs are there so from Bristol's point of view and from our point of view, it's such a great win/win because we save the money. Those costs are BMS's but they don't really have to expend the money because those costs are there and part and parcel of their infrastructure. We also believe that we will be able to penetrate this market far more rapidly and if you really think about the size of this market, I think on the Bristol conference call, you heard what they think these numbers are. Very simply, this is going to be one of the biggest drugs in the history of oncology and you can garner those numbers simply from the fact that about 70+% of all colorectal cancers express the EGF-receptor. We're going to be alone in that market for quite a while, we believe, even from the small molecule point of view. We're going to be out there in head and neck cancer. We have great data there. We're going to be out there in pancreatic cancer. We're going to be out there in non-small cell lung cancer. So we're going to be out there, we believe, first to market in this very important area, and, two, we think we're going to be out there for quite a while alone, as well. We believe that small molecules will eventually get approved. We think that we have certain pluses when it comes to why someone would use an antibody versus a small molecule from a safety point of view from how it works in combination with certain chemotherapeutic agents and radiation and also from the point of view of the utility by the oncologist. Even more, our intellectual property position, which claims the use of IMC-C225, any EGF-receptor monoclonal antibody in combination with any anti-neoplastic agent, will give us the ability to be alone in the market from the point of view of antibodies for a very long time and that's the other part of all this which is very exciting for both Bristol-Myers and ImClone and right there you can get a feeling for both the size of the market and why we did this deal.

QUESTIONER: Thank you very much and again, congratulations, and I think the biggest winner is the patients here.

DR. WAKSAL: Thank you very much.  We agree.

QUESTIONER: Yes, hello. My question regarding the commercial agreement has been answered. Getting to the technical side though, could you just explain the tender offer mechanism a little bit better, when it starts, how long it is outstanding for and what happens after it expires.

DR. WAKSAL: Sure, I'm going to let Dan Lynch answer that question.

MR. LYNCH: The tender offer should be launched within the next week, we expect - week to ten days, and it will be open for 20 business days and essentially any shareholder would decide what proportion of their existing ownership that they would tender. Once that is determined from each shareholder then the total tendered would be pro rated to come up to the 14.4 that was determined to be the 19.9% and as I stated earlier that would include the options that were conditionally exercised. So, in theory, if every single shareholder tendered all of their shares that they own, leaving aside for a second the conditional exercise, then every shareholder would be selling 19.9% of their holdings to Bristol for $70 in cash.

QUESTIONER: That excludes the options, I assume.

MR. LYNCH: Right.

QUESTIONER: Thank you.

QUESTIONER: Yeah, great. Thanks for taking my question. Two questions: One, I'm not sure if you answered Matt's question but did you talk to anybody else besides Bristol-Myers in this transaction?

DR. WAKSAL: We have looked strategically over the years at and talked to different people. BMS is by far the best company in this field and we thought carefully and chose correctly.

QUESTIONER: So can I just get a sense of how many companies you talked to before deciding.

DR. WAKSAL: That's not something that we discuss.

QUESTIONER: OK. The second question is I guess I'm just a little confused and want to make sure I understand what Bristol's saying and what you're saying. You're saying 39% let's call it 40% of net sales, Bristol-Myers is saying 60% of profits go to ImClone. Shouldn't those two numbers both be equal?

DR. WAKSAL: They should be.

QUESTIONER: OK.  Great.  Thank you.



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QUESTIONER: Alright, thanks. And also congratulations. I may have missed it because I had some phone problems in the beginning but could you just go through what the mechanisms are for moving forward with the clinical development regulatory filings. What is the relationship; what do you do; what do they do; what do you have to agree upon. Could you just walk us through that?

DR. WAKSAL: Surely. We'll be moving forward just the way we were, unchanged in the regulatory and clinical development area. As you all know, we feel very comfortable that we will be completing our rolling BLA's for refractory colorectal cancer in the next several weeks. We feel very comfortable and hope to be on the February ODAC panel for this very important drug for this unmet medical need and therefore launching this product with BMS in the first half of next year. The responsibilities for regulatory and clinical filing continue to be ImClone's. We will be setting up joint committees in all the different areas with our new partner and look forward to that interaction but the primary responsibility of execution from a product development, manufacturing and clinical and regulatory point of view remain ours. The responsibility for launching this product and doing all the commercial and sales effort will be our partner's, BMS.

QUESTIONER: OK. You also mentioned in terms of your pipeline, that there was a right of first offer and a right of first negotiation. Does this mean that if you choose not to license any of your products that they have no rights to step in for those? It's only if you decide you will now license it and are there any caps on what they would have to pay to step in for any of those products?

DR. WAKSAL: One of the great things is that we don't put caps on anything. We sort of learned in the history of biotech it's better never to have caps, only floors, but in this particular instance, Bristol has the right of first negotiation for all of our pipeline except for our anti-VEGF receptor program where they have the right of first offer only if we want to partner any of those products.

QUESTIONER: What is the difference between those terms - "right of first offer" and "right of first negotiation?"



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DR. WAKSAL: Well, there is a stronger right associated with the "right of first offer" instead of "first negotiation." The "first negotiation" is a looser right than the "right of first offer", but again those rights are only associated if we so choose to move forward in a partnering arrangement with products in our pipeline which right now are unencumbered worldwide.

QUESTIONER: Right. Could you give us some sense of what "the right of first offer" gives them for the anti-VEGF.

MR. LYNCH: Well, this is Dan, as Sam said we have to first decide this is a compound that we want to partner at which point we would initiate dialogue with Bristol and try and come to terms with them initially and we would attempt to do that. If we couldn't, then there are certain restrictions in terms of the terms that we could agree upon with another party and as Sam said the "right of first negotiation" is really just to initiate a dialogue on other compounds and I think that's probably as much as we want to disclose at this time.

QUESTIONER: Thank you.

QUESTIONER: Yes, thank you very much. I just had a quick question. I know you can't speak to the specifics of your discussions with the FDA. Some people on the Bristol side have some worries about the FDA accepting just the phase II data. I was wondering if you could talk a little bit about your confidence of the FDA accepting just that.



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DR. WAKSAL: Surely. I was on the Bristol conference call and I didn't hear about any worries. I heard people asking questions about their worries. We do not have any worries about the FDA. We work very closely with the FDA and we feel very comfortable that the package that we're submitting to the FDA will be able to get us to approval for refractory colorectal cancer and we feel very comfortable with that and we think our partners feel comfortable with that as well.

QUESTIONER: I'm sorry, I didn't mean to say that Bristol had worries, it was Bristol innocent people on the call.

DR. WAKSAL: In fact, let me let Dr. Harlan Waksal speak to where we are in our clinical development with this product and why we feel so comfortable.

DR. HARLAN WAKSAL: I think the most important thing that we've done as a company is establish a very close dialogue with the FDA. We've had buy-ins from the FDA from very early on in this program in colorectal cancer, including an understanding of the end-points and the hurdles that the company needs to meet to go ahead and go forth for approval. Hurdles that we've met in this phase II clinical study in the refractory setting that meet an unmet medical need in this arena and in continued dialogue with the FDA, we're on track in the submission process that we put forward and in the timelines that both groups have established in moving forward to get this evaluated by an ODAC hopefully in February of next year and test for an approval shortly thereafter. So we and our partner, we believe, feel very confident that this decision time line that we've put together with the FDA will hold very true.

DR. WAKSAL: That's very important. I hope everyone heard what Harlan said because there are a lot of people out there that ask this question. They ask it of our partners at BMS and they ask us and, you know, it's always amusing to me how many times we answer it, but I hope you understand why we feel comfortable and why this drug's getting on the market at the beginning of next year.

QUESTIONER: Thank you very much.



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QUESTIONER: Hi. Congratulations on what seems to be a great deal. Could you just explain some of the semantic differences in the difference between net sales that you were talking about and net profits that seems to be what Bristol was talking about?

DR. WAKSAL: Sure. I'm gonna let Dan Lynch answer that question so that you can get a sense of why we think it's the same, but we'll not answer it from their point of view, just from ours.

MR. LYNCH: Let me start and just be clear in terms of how the agreement works. The agreement works that Bristol pays ImClone 39% of net sales in U.S. and Canada. Now, clearly, once that payment is made, that then ripples down our respective P&L's and results in an implied split of profits. And, I think, you know, the Bristol's 60/40 communication earlier is getting at what the agreement ultimately results in in terms of sharing in the molecule's aggregate pre-tax profit. But as the agreement reads, we are to be paid 39% of net sales. In looking at our P&L versus what would otherwise have been the case, we clearly avoid all of the operating expenses, the selling, the marketing, the registrational studies and half of the post-marketing phase IV studies. But, you know, the splitting of pre-tax profits will be what they'll be - it's a function of a lot of things, but the agreement reads that we get a percentage of net sales and that's 39%.

QUESTIONER:  Great.  OK.  Thank you and congratulations.


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QUESTIONER: Congratulations, Sam to both you and Harlan and the senior management. Two questions. Is it a reasonable assumption on my part that Bristol has seen a single agent activity or hence they wouldn't have made such a dramatic investment in the company? Sam, I'm gonna let Harlan speak to the single agent study.

DR. HARLAN WAKSAL: The single agent trial has been completed. We don't have all the data in on that trial. The data is coming in over the course of the next week, week and a half period of time. We have kept in touch with Bristol on the findings that we note to date and there have been no surprises in that study and we don't anticipate any surprises as we complete that information.

QUESTIONER: Sam or Harlan question for you. You have talked about perhaps pursuing more strategic considerations now that you have lowered the commercial risk having Bristol as a partner. I'm not sure if you have elaborated on the call and there was a portion of it that I was cut off but would you just spend a moment and talk about now that that you got this level of cash coming in, what kind of strategic things you're thinking about?

DR. WAKSAL: Well I didn't have the cash come in up until now so the strategic things that I was thinking about up until now were getting to the point of having such a wonderful strategic position to be in. Now that we have that with a great partner, we'll have significant amount of capital in the bank, we will not be diluting our shareholders so that our earnings per share going forward will be better than otherwise anticipated and our costs will be dramatically reduced. So with all of that, we are put into a great strategic position and we are really excited about where we are now and I think




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that now we can sit down and begin with our senior management team here which I am so proud of. We will be able to sit down now and do a lot of things that very few other companies are gonna get the chance to do. We do not cap our upsides for the future, we are gonna have a great big drug on the market that is going to help patients and the best partner in the world for all of that so I put this in a great position.

QUESTIONER:  Thank you and congratulations.

DR. WAKSAL: Well thank you and if there are no other questions I would like to first of all thank all our shareholders for their support, their loyalty and patience as we build this wonderful company. I also want to very proudly thank all of our employees at ImClone, everyone in our Branchburg facility to our facility here in downtown New York. These are people who are dedicated to getting a very important new drug on the market and that are also dedicated to building a pipeline of novel cancer products for the future. I think that in light of the recent events that occurred, the fact that Bristol-Myers and ImClone are moving forward with this landmark deal that is going to be important to the future of oncology speaks to the kind of companies that we are and the kinds of companies that have an impact on the good that goes on in America. So I am very proud of that and I want to thank everybody.



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